
December 3, 2014

Via E-mail
Wayne Berian
President and Chief Executive Officer
Blue Sky Media Corporation
800 Grand Avenue, Suite 12A
Carlsbad, CA 92008

> **Re: Blue Sky Media Corporation**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed November 14, 2014**
> **File No. 333-193768**

Dear Mr. Berian:

We have reviewed your registration statement and have the following comments. Please note that page references greatly facilitate our review; in your amended response, please tell us where in your document we may find the revised disclosure.

General

1. Please update your financial statements in accordance with Article 8-08 of Regulation S-X.

2. Please revise your document so that financial statements appear at the end of the document, in response to Item 16, in Part II of the Registration Statement. See Item 16 of Form S-1.

Prospectus Summary, page 5

Terms of the Offering, page 7

3. Please disclose within this section (a) the implied aggregate value of all of your common stock to be outstanding after the offering, based on your assumed offering price of $0.50 and (b) your total stockholders' equity as of the latest balance sheet date presented in the filing. Based on the 10,851,500 shares of common stock to be outstanding after the offering disclosed on page 8, it appears the implied aggregate price of your common stock is $5,425,500.

<u>Our products or processes could give rise to claims that our products infringe on the rights of others, page 10</u>

4. We were unable to locate the two added paragraphs that you refer to in your response to prior comment 16. Please revise or advise.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

5. As clarification of our previous comment 44, please revise the introduction and conclusion paragraphs of the opinion to specifically state the periods on which the accountant is opining. For example, the opinion should refer to the <u>year</u> ended June 30, 2014 and the period from March 20, 2013 (inception) through June 30, 2013.

<u>Consolidated Statements of Cash Flows, page F-5</u>

6. The current presentation in your statement of cash flows for fiscal 2014 does not sum to the reported increase in cash of $53,883. It appears that the line item "stock issued for services" should be $96,500 instead of the reported $51,500 to include $45,000 associated with the 450,000 shares of common stock issued to MMT in 2014 for the development of the APP that was expensed in this year. Please revise as appropriate.

<u>Signatures</u>

7. We re-issue prior comment 57. Please revise your document to indicate that Mr. Berian and Ms. Grabowski are signing as directors as well as officers of the company.

<u>Exhibit 5.1</u>

8. We note the opinion is expressed under Nevada law, but you disclose you are incorporated in Wyoming. As such, please revise to have the opinion address Wyoming law.

You may contact Amy Geddes at (202) 551-3304 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at (202) 551-3267 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor